Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, November 26, 2004

TECHNIP: PAYMENT OF A PORTION OF THE 2005 DIVIDEND
AND 2005 CALENDAR OF FINANCIAL EVENTS

Payment of a portion of the 2005 dividend:

The Board of Directors of Technip chaired by Daniel Valot, which met on November 17, 2004, approved the payment of a portion of the 2005 dividend in the amount of €2.00 per share with an associated dividend tax credit, or French “avoir fiscal” when applicable.
This amount will be paid on Friday December 3, 2004.

2005 Calendar of financial events:

•	2004 Full Year Results	Thursday, February 24, 2005
•	Annual Shareholders Meeting (1 st notice)	Thursday, April 21, 2005 *
•	Annual Shareholders Meeting (2 nd notice)	Friday, April 29, 2005 *
•	2005 First Quarter Results	Thursday , May 19, 2005
•	2005 Second Quarter and First Half Results	Thursday, July 28, 2005
•	2005 Third Quarter Results	Thursday, November 17, 2005

*The Annual Shareholders Meeting will be convened on first notice on April 21, 2005. In the event of an absence of quorum on this date, the meeting will be reconvened on second notice on April 29, 2005.

This calendar is preliminary. It is available on the company's website (www.technip.com) where it will be updated throughout the year as necessary. Earnings results press releases will be distributed over main newswire services and posted on the company's web site before the openings of the Euronext and NYSE. Conference calls may be accessed via telephone and will also be broadcast over the company website in a listen-only mode. Dial-in details of conference calls will be made known generally 10 calendar days prior to the results release.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris , the Group is listed in New York and Paris . The Group's main engineering and business centers are located in France , Italy , Germany , the UK , Norway , Finland , the Netherlands , the United States , Brazil , Abu-Dhabi , China , India , Malaysia and Australia . The Group has high-quality industrial and construction facilities in France , Brazil , the UK , the USA , Finland and Angola as well as a world-class fleet of offshore construction vessels.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Group Website:	www.technip.com

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Technip’s shares trade on the following exchanges:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 26, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control